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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.
Commission File Number 333-126947-08
Greenbrier Leasing, L.P.
(Exact name of registrant as specified in its charter)
One Centerpointe Drive
Lake Oswego, Oregon 97035-8612
(503)684-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$100,00,000 — 2.375% Convertible Senior Notes due 2026 (and the common stock issuable upon conversion of the notes from time to time), $175,000,000 — 8 3/8% Senior Notes due 2015 and $60,000,000 — 8 3/8% Senior Notes due 2015
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6 ☒
Approximate number of holders of record as of the certification or notice date: 67
Pursuant to the requirements of the Securities Exchange Act of 1934 Greenbrier Leasing, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 9-25-06	BY:	/S/ Joseph K. Wilsted,
Principle Financial and Accounting Officer, Greenbrier Management Services LLC its General Partner

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